PepGen Inc.

321 Harrison Avenue, 8th Floor

Boston, Massachusetts 02118

May 19, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Daniel Crawford

Re:	PepGen Inc.
Registration Statement on Form S-3 (File No. 333-296016)
Request for Acceleration of Effective Date

To whom it may concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PepGen Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-296016), be accelerated by the Securities and Exchange Commission to 4:00 p.m. Eastern time, on May 21, 2026, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Jonathan Burr of Goodwin Procter LLP at 202-346-4198 and that such effectiveness also be confirmed in writing.

Very truly yours, PepGen Inc.

By:	/s/ Joseph Vittiglio, Esq.
Name: Joseph Vittiglio, Esq.
Title: Chief Business and Legal Officer

cc:	Edwin O’Connor, Goodwin Procter LLP
Finnbarr Murphy, Goodwin Procter LLP
Jonathan Burr, Goodwin Procter LLP